

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



04009096

February 23, 2004

Donald R. Crawshaw
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004-2498

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/23/2004

Re: Constellation Energy Group, Inc.
Incoming letter dated January 16, 2004

Dear Mr. Crawshaw:

This is in response to your letter dated January 16, 2004 concerning the shareholder proposal submitted to Constellation Energy by the United Brotherhood Carpenters' Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Edward J. Durkin
Corporate Governance Advisor
United Brotherhood Carpenters' Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001

SULLIVAN & CROMWELL LLP

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January 16, 2004

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20459.

Re: Constellation Energy Group, Inc. – Intention to Omit Portions of Supporting Statement to Shareholder Proposal of United Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby give notice on behalf of Constellation Energy Group, Inc. (the "Corporation") of the Corporation's intention to omit from the proxy statement for its 2004 annual meeting of shareholders (the "Proxy Statement") certain portions of the supporting statement (the "Supporting Statement") to the shareholder proposal (the "Proposal") submitted to the Corporation by the United Brotherhood of Carpenters Pension Fund (the "Proponent") under cover of a letter dated November 14, 2003. A copy of the Proposal and the Supporting Statement is attached as Annex A. Five additional copies of this letter, including the annexed Proposal and Supporting Statement, are enclosed herewith in accordance with Rule 14a-8(j).

The Proposal

The Proposal requests that the Corporation's Board of Directors replace the Corporation's current senior executive compensation plans and policies with a new executive compensation program containing the features specified in the proposal.

Request

On behalf of the Corporation, we respectfully request that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend any enforcement action if the Corporation omits certain portions of the Supporting Statement from its Proxy Statement for the reasons set forth below.

Portions of Supporting Statement May be Omitted Pursuant to Rule 14a-8(i)(3)

Rule 14a-8(i)(3) under the Exchange Act permits the omission from a proxy statement of a proposal or supporting statement which violates any of the Commission's proxy rules, including Rule 14a-9. Rule 14a-9 prohibits the inclusion within proxy materials of statements that are false or misleading and the omission from proxy materials of material facts necessary to make statements made therein not false or misleading. The Staff has indicated that a proposal or supporting statement that contains material inaccuracies and omissions, or that is otherwise vague, indefinite or incomprehensible, may be excluded pursuant to Rule 14a-8(i)(3). See, e.g., Archer-Daniel-Midland Co. (pub. avail. July 10, 1998); Ford Motor Co. (pub. avail. February 26, 1980).

In light of the foregoing, the Corporation submits that the portions of the Supporting Statement discussed in the following two paragraphs may properly be excluded from the Proxy Statement, in each case pursuant to Rule 14a-8(i)(3).

The second sentence of the first paragraph of the Supporting Statement, which states that "CEO pay has been described as a 'wasteland that has not been reformed,'" cites a *Wall Street Journal* article which quotes the statement of an officer of Institutional Shareholder Services. This sentence follows the Proponent's statement of its opinion that "compensation paid to senior executives at most companies, including ours, is excessive, unjustified, and contrary to the interests of the Company, its shareholders, and other important corporate constituents." The Corporation submits that the inclusion of the second sentence would mislead shareholders by implying that the Corporation's executive compensation was among those considered by the commentator cited in the article when this is not known to be the case. Moreover, the possibility for such confusion is heightened by the sentence's position following the Proponent's statement of its opinion regarding the Corporation's executive compensation, which invites shareholders to assume that this opinion is based on the findings of an independent third party.

The third sentence of the second paragraph of the Supporting Statement states that the executive compensation arrangements recommended by the Proposal seek to focus senior executives on "long-term corporate value growth" rather than on "quarterly performance numbers." The Corporation submits that this statement would mislead shareholders by falsely implying that the Corporation's current executive compensation arrangements are based on quarterly performance rather than longer-term performance. In fact, none of the Corporation's executive compensation plan grants or awards are based on performance for periods of less than one year, and many grants are based on the Corporation's three-year performance. In addition, the Corporation's stock option and restricted stock grants are subject to multi-year vesting and restriction periods, respectively, which are designed to create incentives for senior executives to maximize long-term shareholder value.

* * *

In accordance with Rule 14a-8(j), the Corporation is contemporaneously notifying the Proponent, by copy of this letter including Annex A, of its intention to omit certain portions of the Supporting Statement from its Proxy Statement.

On behalf of the Corporation, we hereby respectfully request that the Staff express their intention not to recommend enforcement action if the portions of the Supporting Statement described above are excluded from the Corporation's Proxy Statement for the reasons set forth above. If the Staff disagrees with the Corporation's conclusions regarding the omission of the Supporting Statement, or if any additional submissions are desired in support of the Corporation's position, we would appreciate an opportunity to meet with the Staff or to speak with the Staff by telephone prior to the issuance of the Rule 14a-8(j) response. If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (212) 558-4016 or Sven O. Milelli of this office at (212) 558-4607.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of the letter and returning it to our messenger, who has been asked to wait.

Very truly yours,



Donald R. Crawshaw

(Enclosures)

cc: Douglas J. McCarron
Edward J. Durkin
(United Brotherhood of Carpenters Pension Fund)

Kathleen A. Chagnon
(Constellation Energy Group, Inc.)

Commonsense Executive Compensation Proposal

Resolved, that the shareholders of Constellation Energy Group, Inc. ("Company") request that the Company's Board of Directors and its Executive Compensation Committee replace the current system of compensation for senior executives with the following "Commonsense Executive Compensation" program including the following features:

(1) Salary – The chief executive officer's salary should be targeted at the mean of salaries paid at peer group companies, not to exceed $1,000,000 annually. No senior executive should be paid more than the CEO.

(2) Annual Bonus – The annual bonus paid to senior executives should be based on well-defined quantitative (financial) and qualitative (non-financial) performance measures. The maximum level of annual bonus should be a percentage of the executive's salary level, capped at 100% of salary.

(3) Long-Term Equity Compensation – Long-term equity compensation to senior executives should be in the form of restricted shares, not stock options. The restricted share program should utilize justifiable performance criteria and challenging performance benchmarks. It should contain a vesting requirement of at least three years. Executives should be required to hold all shares awarded under the program for the duration of their employment. The value of the restricted share grant should not exceed $1,000,000 on the date of grant.

(4) Severance – The maximum severance payment to a senior executive should be no more than one year's salary and bonus.

(5) Disclosure – Key components of the executive compensation plan should be outlined in the Compensation Committee's report to shareholders, with variances from the Commonsense program explained in detail.

The Commonsense compensation program should be implemented in a manner that does not violate any existing employment agreement or equity compensation plans.

Supporting Statement: We believe that compensation paid to senior executives at most companies, including ours, is excessive, unjustified, and contrary to the interests of the Company, its shareholders, and other important corporate constituents. CEO pay has been described as a "wasteland that has not been reformed." (Institutional Shareholder Services senior vice-president, *Wall Street Journal*, "Executive Pay Keeps Rising, Despite Outcry," October 3, 2003). As of 2002, the CEO-worker pay gap of 282-to-1 was nearly seven times as large as the 1982 ratio of 42-to-1 according to the United for a Fair Economy's Tenth Annual CEO Compensation Survey ("Executive Excess 2003 – CEO's Win, Workers and Taxpayers Lose.")

We believe that it is long past time for shareholders to be proactive and provide companies clear input on the parameters of what they consider to be reasonable and fair executive compensation. We believe that executive compensation should be designed to promote the creation of long-term corporate value. The Commonsense executive compensation principles seek to focus senior executives, not on quarterly performance numbers, but on long-term corporate value growth, which should benefit all the important constituents of the Company. We challenge our Company's leadership to embrace the ideas embodied in the

Commonsense proposal, which still offers executives the opportunity to build personal long-term wealth but only when they generate long-term corporate value.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 23, 2004

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Constellation Energy Group, Inc.
Incoming letter dated January 16, 2004

The proposal requests that the board replace the current system of compensation for senior executives with a "Commonsense Executive Compensation" program, the details of which are set forth in the proposal.

We are unable to concur in your view that Constellation Energy may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Constellation Energy may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Keir D. Gumbs
Special Counsel